Aberdeen Funds

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

February 28, 2011

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Judiciary Plaza—Room 5422

100 F Street, N.E.

Washington, D.C.  20549-9303

Attention:  Mr. Chad Eskildsen

Re:                               Aberdeen Funds

File Nos. 811-22132 and 333-146680

Dear Mr. Eskildsen:

On behalf of the Aberdeen Funds (the “Registrant”), following are the responses to the Staff’s comments conveyed with regard to: (1) Post-Effective Amendment No. 32 (the “Amendment”) to the Registrant’s registration statement on Form N-1A, filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 30, 2010, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended; and (2) Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, filed with the SEC on January 7, 2011, pursuant to the 1940 Act.

Each SEC Staff comment is summarized below, followed by the Registrant’s responses to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

AMENDMENT COMMENTS

1.                                       Comment.  In each prospectus, please move the last sentence of each Fund’s objective, which states how the investment objective may be changed by the Board of Trustees without shareholder approval, from the Objective section of the Summary and include elsewhere in the Summary.

Response.  The disclosure has been revised as requested.

2.                                       Comment.  Per Item 3, Instruction 3(c)(iii), please revise the fee and expense table of Aberdeen Equity Long-Short Fund to reflect the Short-Sale Dividend Expenses as a parenthetical or subcaption to the Other Expenses caption and not as a separate line item.

Response.  The disclosure has been revised as requested.

3.                                       Comment.  Please supplementally provide the numerical figures of the fee and expense table for each Fund to be reviewed by the SEC Staff.

Response.  The requested information was e-mailed to Chad Eskildsen on February 22, 2011.

4.                                       Comment.   Please delete the first sentence of Footnote (1) to each Fund’s fee and expense table, which states how the Fund is a series of the Registrant and is advised by Aberdeen Asset Management, Inc., in each prospectus.

Response.  The disclosure has been revised as requested.

5.                                   Comment.   In each Fund’s Summary, please delete the first sentence in the Portfolio Managers section, which states that each Fund is managed using a team-based approach, with certain team members being primarily responsible for the day-to-day management of each Fund.

Response.  We respectfully decline this comment. The Aberdeen Funds are managed using a team-based approach, which includes more individuals than the individuals listed.  We have limited the disclosure to the individuals primarily responsible for day-to-day management pursuant to instruction 2. of Item 5(b) in Form N-1A; however, we think it is important for shareholders to understand that the portfolio management team is larger than the individuals disclosed.

6.                                   Comment.   In the Principal Strategies section of the Summary for Aberdeen Small Cap Fund and Aberdeen Global Small Cap Fund, please provide a maximum market capitalization in which each Fund will invest.

Response.  The disclosure has been revised as requested.

7.                                   Comment.   In the Principal Strategies section of the Summary for funds that include high portfolio turnover as a risk; if the fund is anticipated to have low portfolio turnover in the future please remove high portfolio turnover from the strategy and delete it as a risk.

Response.  The requested change has been made.

8.                                   Comment.   For each fund that is subject to Rule 35d-1 under the 1940 Act, please ensure that the 80% policy includes borrowings for investment purposes in net assets.

Response.  The disclosure has been revised as requested.

9.                                   Comment.   In the Objective section of the Summary for Aberdeen International Equity Fund and Aberdeen International Equity Institutional Fund, please remove the language relating to the Fund’s investment strategy.

Response.  We respectfully decline this comment. Item 2 of Form N-1A does not limit the presentation of a Fund’s investment objectives/goals. Changes to the investment objective need to be approved by the Fund Board and the objective disclosed is the last Board approved objective.

10.                             Comment.   For the Aberdeen Optimal Allocation Funds, please include risk disclosure of the underlying investments in the Principal Risks section of the Summary.

Response.  The disclosure has been revised as requested.

11.                             Comment.   The Aberdeen Asia Bond Institutional Fund’s Statement of Operations in the October 31, 2010 Shareholder Report indicates derivatives expenses.  Please ensure that the derivatives disclosure in the Summary reflects derivatives use by the Fund.

Response.  The disclosure has been revised to the extent necessary.

12.                             Comment.   Please represent supplementally that the Investment Adviser will not recapture expenses from any Fund for any period in excess of the expense limit that was in place during the period in which the expenses were waived.

Response.  The expense waiver agreement provides that reimbursements are only permitted to the extent that the terms of the Operating Expense Limit that were in effect at the time of the waiver are met at the time that reimbursement is approved.

13.                             Comment.    The expense limitation for Aberdeen Global Fixed Income Fund must run for a full year of the prospectus in order to be reflected in the fee table.  Please reflect  the expense limitation for a full year, if applicable, or delete the footnote entirely.

Response.  The footnote has been revised to reflect at least one full year of the expense limitation.

14.                             Comment.   Please revise the Principal Strategies section of Aberdeen Global Small Cap Fund’s Summary to state that the Fund will invest at least 40% of its assets in companies located in or conducting a majority of their business outside the U.S.

Response.  The disclosure has been revised as requested.

15.                             Comment.   If Aberdeen Global Small Cap Fund will use derivatives in its strategy, please add derivatives and related risk disclosure.

Response.  Aberdeen Global Small Cap Fund does not currently intend to utilize derivative strategies.

16.                             Comment.   In the Principal Strategies section of the Summary for Aberdeen Ultra-Short Duration Bond Fund, please state that the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in bond securities, instead of debt securities, to align with the Fund’s name.

Response.  The disclosure has been revised as requested.

17.                             Comment.   Consider whether you want to include or exclude suggested purchase recommendations in describing the differences in class structures.

Response.  The language has been revised.

18.                             Comment.   Please note that in footnote (1) to the fee and expense table of Aberdeen Global High Yield Bond Fund it is not necessary to state that the Fund’s Annual Fund Operating Expenses are annualized as this is no longer required in the new Form N-1A, unless Acquired Fund Fees and Expenses exist.

Response.  The Aberdeen Global High Yield Bond Fund is not currently operational and therefore would be classified as a “new fund” under Instruction 6. of Item 3 of Form N-1A, which requires a footnote to state that other expenses are based on estimated amounts for the current fiscal year.  The word “annualized” was removed from the footnote; however, we will retain the footnote to disclose that fees are estimates.

19.                             Comment.   Please remove “and related securities” from the first sentence of the Principal Strategies section in Aberdeen Global High Yield Bond Fund’s Summary.

Response.  The disclosure has been revised as requested.

20.                             Comment.   Please add Item 9(b) disclosure to the Aberdeen Global High Yield Bond Fund’s statutory prospectus.

Response.  The disclosure has been added as requested.

21.                             Comment.   Per Item 16(f)(2), please disclose each ongoing arrangement (including service providers) for each Fund in the Disclosure of Portfolio Holdings section of each Statement of Additional Information.

Response.  The disclosure has been revised as requested.

22.                             Comment.   Per Item 17(2)(b)(3)(ii), please disclose any directorships held during the past five years by each director in the Funds’ Statement of Additional Information.

Response.  The disclosure has been revised to indicate that it includes this information.

23.                             Comment.   Per Item 17(2)(b)(4), please confirm that the dollar range of equity securities beneficially owned by each director will be on a per Fund and  aggregate basis in the Funds’ Statement of Additional Information.

Response.  The information is presented in this fashion.

CERTIFIED SHAREHOLDER REPORT COMMENTS

24.                             Comment.   In the October 31, 2010 Certified Shareholder Report of Aberdeen Equity Long-Short Fund, Note 3 to the Financial Statements (p. 104) discloses that the Adviser recaptured the $138,821 for which it previously reimbursed the Fund. However, the Statements of Operations (p. 60) in the report discloses the recoupment of expenses previously reimbursed as $274,161 for the Fund. Please address this discrepancy.

Response.

The amounts included on page 104:
Recapture Paid to AAMI (p.104)	$138,821
Recapture Payable to AAMI (p.104)	$137,877	*
Total	$276,698
Recapture per St of Ops (p. 60)	$(274,161)
difference: waiver accrued during period	$2,537	**

* The amount of the recapture payable is included within investment advisory fees payable balance of $654,210 on p. 56.

** Statement of Ops amount is netted with waiver that was accrued earlier in the year.  The footnotes do not include the netting of the waiver accrued.

25.                             Comment.   In connection with Note 12 to the Financial Statements of the October 31, 2010 Certified Shareholder Report, which discloses a change in independent registered public accounting firms for the Registrant, please file a Change of Auditor Letter from the previous firm, confirming their agreement with the disclosure of Note 12, as an exhibit to the Fund’s N-SAR, Item 77K filing.

Response.  The letter will be filed as requested.

* * * * * *

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment and the Certified Shareholder Report, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (215) 405-5770, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Lucia Sitar

Lucia Sitar

cc:                 Rose DiMartino, Willkie Farr & Gallagher LLP

Dianne O’Donnell, Willkie Farr & Gallagher LLP